David L. Mead, CPA
1200 McDonough Place
The Villages, FL 32163

October 23, 2020

Board of Directors
Peoples Bancorp, Inc. and Peoples Bank
138 Putnam Street
Marietta, OH 45750

Dear Board Members:

I have decided that I will retire from the boards of Peoples Bancorp, Inc. and Peoples Bank effective March 31, 2021. It has been my pleasure to have served on the Board of Directors for the last fifteen years.

Very truly yours,

David L. Mead

David L. Mead, CPA